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05036812

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 –53260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   JANUARY 1, 2004   AND ENDING   DECEMBER 31, 2004
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

KATALYST SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 RIVER ROAD, SUITE 1302
(No. And Street)

CONSHOHOCKEN,   **PA**   **19428**
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL EHRENSTEIN   **(212) 587-6667**
                                               (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   **ATTN: JOHN FULVIO, CPA**
(Name - if individual state last, first, middle name)

60 EAST 42ND STREET   **NEW YORK**   **NY**   **10165**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED

MAR 15 2005

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ PAUL EHRENSTEIN _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ KATALYST SECURITIES, LLC _____ , as of

_____ DECEMBER 31, 2004 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 _05_

_____
Signature

FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).

KATALYST SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004



FULVIO & ASSOCIATES. L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers of
Katalyst Securities LLC:

We have audited the accompanying statement of financial condition of Katalyst Securities LLC as of December 31, 2004. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Katalyst Securities LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements the Company has incurred net losses since inception and has an accumulated deficit of $1,288,423 as of December 31, 2004. The Company's only source of funding since inception has been from its parent, Katalyst LLC, and there is no assurance that additional funding, if required, will be available. This matter raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Fulvio & Associates LLP

New York, New York
January 27, 2005

KATALYST SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

A S S E T S

Cash and cash equivalents	$ 164,488
Prepaid Expenses and Unbilled Receivables	9,090
Security Deposit	1,000
TOTAL ASSETS	**$ 174,578**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 10,813
Deferred revenue	148
Due related party	4,174
TOTAL LIABILITIES	15,135
Member's equity:	
Capital	1,447,866
Accumulated deficit	(1,288,423)
TOTAL MEMBER'S EQUITY	159,443
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 174,578

The accompanying notes are an integral part of this financial statement.

NOTE 1.   DESCRIPTION OF BUSINESS

Organization

Katalyst Securities LLC (the "Company") is a Pennsylvania limited liability company incorporated on February 23, 2001 and is a wholly owned subsidiary of Katalyst LLC (Katalyst). The Company is licensed as a securities broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As such the Company is subject to the Securities Exchange Act of 1934.

The Company provides services in connection with private capital placements and merger and acquisition transactions.

NOTE 2.   LIQUIDITY

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred net losses since inception and has an accumulated deficit of $1,288,423 as of December 31, 2004. The Company's only source of funding since inception has been from its parent, Katalyst, and there is no assurance that additional funding, if required, will be available. Achieving profitability given planned expenditure levels depends upon the Company's ability to generate and sustain increased revenues. However, there can be no assurances that additional financing will be provided by Katalyst or from alternative sources. These matters raise substantial doubt about the Company's ability to continue as a going concern.

NOTE 3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America for the securities brokerage industry.

NOTE 3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenue in the form of investment banking fees is recognized during the period in which services were provided, in the case of engagement retainers, or upon the successful outcome of private capital raises and mergers and acquisitions, in the case of success fees. The Company's revenue during the year ended December 31, 2004 was generated from a limited number of customers.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, receivables, and accounts payable. The carrying values of these assets and liabilities are considered to be representative of the respective fair values.

Income Taxes

Provision for income taxes is not included in the Company's financial statements, since the Company is a limited liability company and earnings or losses are allocated to the member for inclusion in its separate income tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4.   SERVICES AND EXPENSE AGREEMENT

The Company and Katalyst were parties to a services and expense agreement, as amended and restated, whereby all costs and expenses of the Company have been recorded directly by the Company, including certain shared expenses with Katalyst, which were allocated to the Company by Katalyst based upon the proportional use of the service or product, and costs paid by Katalyst on the Company's behalf under an expense sharing and allocation agreement effective November 1, 2003. During the year ended December 31, 2004, the Company recorded a total of $1,406,783 in direct or shared expenses paid by Katalyst on the Company's behalf under the expense sharing and allocation agreement. As of December 31, 2004, the Company has a payable of $4,174 due to Katalyst for these items.

NOTE 5.   CAPITAL

During the year ended December 31, 2004, Katalyst provided the Company with additional capital contributions totaling $50,000. The withdrawal of equity capital from the Company is limited by the rules under the Securities Exchange Act of 1934 based upon the balances of the Company's equity capital and liabilities.

NOTE 6.   NET CAPITAL REQUIREMENTS

Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 requires maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital (net capital ratio) shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital, as defined, of $149,136 which was $144,136 in excess of its required net capital of $5,000. The Company's net capital ratio was .1 to 1.